EXHIBIT 99.1
350 Legget Drive
Ottawa, Ontario, Canada
K2K 2W7
May 31, 2007
To the Shareholders of Mitel Networks Corporation
You are invited to attend the Special Meeting of Shareholders of Mitel Networks Corporation to be held at The Brookstreet Hotel, 525 Legget Drive, Ottawa, Ontario, Canada on Friday, June 22, 2007 at 11:00 a.m., (Ottawa time).
As you are aware, we recently announced our intention to acquire Inter-Tel (Delaware), Inc. in order to create a market leader in the US and UK in the SMB IP communications industry. We are very excited about the opportunities that the combined company will generate.
In order to fund the Inter-Tel acquisition and certain capital restructuring efforts described below and in the management proxy circular attached, we are pleased to advise that we have obtained commitments in excess of US$760,000,000 in new equity and debt financing through Francisco Partners and Morgan Stanley, respectively.
In order to complete the new equity and debt financing commitments, it is necessary for us to take proactive steps to simplify our existing capital structure. To achieve this, we have undertaken negotiations with those of our principal investors who hold rights (including consent rights) which affect our ability to complete the new equity and debt financing commitments. The details of these stakeholder transactions are described in more detail in the enclosed management proxy circular. In furtherance of these transactions, shareholders will be asked to approve at the Meeting, among other things, proposals to:
•	make a return of capital to the holder of the Series A Shares by way of a reduction of the stated capital of such shares and amend the conversion rights of the Series A Shares;

•	amend the articles to create two new classes of preferred shares one of which will be issued to Francisco Partners and other investors introduced by Francisco Partners in connection with the equity commitment; and

•	cancel the two existing classes of preferred shares.
The enclosed management proxy circular provides a further description of the proposed business of the Meeting to assist you in considering the matters to be voted upon. You are urged to review the management proxy circular carefully. While the overall transaction is complex, you can be assured that the focus of management and the Board of Directors has been centred on shareholder value. In this regard, please also take time to review the attached fairness opinion of Genuity Capital Markets which concluded (based on and subject to the assumptions and limitations contained in the opinion) that as of the date of the opinion, Genuity is of the opinion that the transactions, as a whole, were fair, from a financial point of view, to the holders of our Series B and Common Shares who retain their shares after completion of the transactions.
Your vote is important. Shareholders who are unable to attend the Meeting in person are encouraged to read the enclosed management proxy circular and then complete, date, sign and return a form of proxy unless your shares are registered in the name of an intermediary, in which case you should complete the form of proxy delivered to you by the intermediary. Non-registered shareholders should carefully follow the instructions of their intermediaries.
Thank you for your continued support of Mitel. We look forward to seeing you at the Meeting.
Sincerely,
Donald W. Smith
Chief Executive Officer